

May 29, 2012

Via E-mail
Shih-Jye Cheng
Chairman and Chief Executive Officer
ChipMOS TECHNOLOGIES (Bermuda) LTD.
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

  Re: ChipMOS TECHNOLOGIES (Bermuda) LTD.
     Registration Statement on Form F-3
     Filed May 11, 2012
     File No. 333-181367

Dear Mr. Cheng:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risks Relating to Our Relationship with Mosel, page 18

1. Please file the consent of Appleby to the references to it on pages 16 and 29. Please also file the consent of Lee and Li to the references to it on pages 18 and 19. See Rule 436 of Regulation C.

Exhibit 5.1.

2. We note the assumption contained in (d) on the first page regarding the "authority" and "power" of each of the persons signing the documents and (h) regarding the board resolutions. We also note the assumption in paragraphs (f) and (g) that the searches "disclosed all information which is material" for counsel's opinion. It is generally inappropriate to include in an opinion of counsel assumptions that are overly broad, that "assume away" the relevant issue or any readily ascertainable facts. See Staff Legal

Bulletin No. 19, Dated October 14, 2011 available on our web site at http://www.sec.gov/interps/legal/cfslb19.htm. As such, please have your counsel file a revised opinion that removes these assumptions.

3. Please ask counsel to tell us what it means by the reference in paragraph (e) to statements of "law." Generally, it is inappropriate for counsel to assume conclusions or statements of law. If counsel is relying on the opinion of another, the other opinion must be filed with your registration statement, unless counsel complies with Rule 436(f).

4. We note in the paragraph under the heading "Opinion" on page 3 the opinion is "subject to any matters not disclosed to us." Please have your counsel file a revised opinion that removes this inappropriate assumption.

5. The last sentence of paragraph (a) under the heading "Reservations" indicates that counsel is assuming that Bermuda law will not change after the date of its opinion. Please ask counsel to revise to remove this assumption, or tell us why it is appropriate.

6. We note the first and second paragraphs under the heading "Disclosure" at the end of the fifth page of the opinion. Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or Geoff Kruczek at 202-551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Remsen Kinne